

# American Electric Power

2007 Annual Report to Shareholders





AEP

AMERICAN
ELECTRIC
POWER

*On the cover: Terence Griffin, project design engineer for Public Service Company of Oklahoma, Tulsa Distribution Region*

**2007 Summary**

| | 2007 | 2006 | Increase |
|---|---|---|---|
| **Net Income** (in millions) | | | |
| as reported | $1,089 | $1,002 | $87 |
| ongoing | $1,199 | $1,093 | $106 |
| **Basic Earnings Per Share** | | | |
| as reported | $2.73 | $2.54 | $0.19 |
| ongoing | $3.00 | $2.77 | $0.23 |
| **Revenues** (in billions) | $13.4 | $12.6 | $0.8 |
| **Cash Dividends Per Share** | $1.58 | $1.50 | $0.08 |
| **Year-End Closing Stock Price** | $46.56 | $42.58 | $3.98 |
| **Book Value Per Share at Year-End** | $25.17 | $23.73 | $1.44 |
| **Total Assets** (in billions) | $40.4 | $38.0 | $2.4 |
| **U.S. Customers** (at year-end) (in thousands) | 5,191 | 5,158 | 33 |
| **Total Employment** (at year-end) | 20,861 | 20,442 | 419 |

**2007 reported earnings of $2.73 per share were lower than ongoing earnings primarily due to the effects of Virginia re-regulation of $0.20 per share and the settlement agreement regarding New Source Review requirements of the Clean Air Act of $0.14 per share, offset by the gain on the sale of Sweeny of ($0.08) per share, and miscellaneous adjustments of $0.01 per share, producing ongoing earnings of $3.00 per share.**

**2006 reported earnings of $2.54 per share adjusted for net losses from dispositions of $0.23 per share produces ongoing earnings of $2.77 per share.**

**AEP Utility Unit Territories**



Indiana Michigan Power
AEP Ohio
Appalachian Power
Kentucky Power
Public Service Company of Oklahoma
AEP Texas
Southwestern Electric Power Company

# The Path to Sustained Growth



*Our planned capital projects will help meet growing customer demand while also encouraging energy efficiency.*

# BLUEPRINT FOR GROWTH



**Dear fellow shareholders:**

American Electric Power delivered outstanding results in 2007. The company's earnings, and your dividend, both increased. We had some notable regulatory successes. And we made progress on projects, and proposed new ones, that will support our earnings growth while enhancing delivery of a very fundamental product to customers across our 11 states and beyond.

The people of AEP worked hard and, most importantly, safely during 2007 to provide reliable, affordable service to our customers. For the first time in a decade and only the second time in 37 years, no AEP employee lost his or her life while on the job.

We are confident that AEP is on the path to sustained growth, to the benefit of our investors and all stakeholders. Capital investment in our generation and energy delivery businesses will lead the way, supported by a regulatory strategy focused on meeting customer needs and providing solid returns to our shareholders.

Our planned capital projects will help meet growing customer demand while also encouraging energy efficiency. They will mitigate environmental risks and address concerns about global warming. And they will support the need for a more robust and reliable interstate energy transmission network. AEP's continued industry leadership in technological innovation will underpin these investments.

A strong balance sheet, stable credit profile, favorable dividend yield and diligent cost management will support our earnings strategy.

While factors beyond our control could affect our plans, we believe the path to sustained growth is before us. We are well on our way.

**Outstanding 2007 Results, Favorable Prospects**

Our earnings grew substantially last year. AEP's ongoing earnings totaled $3.00 per share in 2007, at the top of our earnings guidance range for the year and up a full 8.3 percent from $2.77 in 2006. As-reported earnings,

We forecast growth of 5 percent to 9 percent annually through the end of the decade.



prepared according to Generally Accepted Accounting Principles (GAAP), were $2.73 in 2007 compared with $2.54 in 2006.

Implementation of new rates in five of our 11 states, more favorable weather and continued efficient operation of our utilities are largely responsible for the earnings improvement. Our Commercial Operations organization also boosted our results through new long-term power-supply agreements with municipal electric systems and rural electric cooperatives and profitable performance in off-system sales.

AEP's share price rose 9.4 percent last year. We provided a total shareholder return, including cash dividends on our common stock, of 13.1 percent. While total return to AEP shareholders declined from 18.8 percent in 2006, our 2007 return greatly outpaced that of the broader market.

For the third consecutive year, our board rewarded you with an increase in the quarterly dividend on our common stock. The 5.1 percent increase, to 41 cents per share, took effect in December 2007. Our dividend yield is approximately 4 percent.

We anticipate strong earnings in 2008 despite the uncertain impact of the overall U.S. economic downturn. In fact, in January we raised our ongoing earnings-per-share projections for this year. We forecast growth of 5 percent to 9 percent annually through the end of the decade. Our projected ongoing earnings per share are $3.10 to $3.30 for 2008, $3.20 to $3.50 for 2009 and $3.45 to $3.80 for 2010.

AEP's capital investment in utility infrastructure rose to approximately $3.9 billion in 2007 from about $3.5 billion the previous year. The 2007 total includes nearly $1.5 billion invested in our generating fleet, including expenditures to build and purchase additional generation resources; approximately $1 billion for improvements to our environmental performance and more than $1.3 billion invested in our energy transmission and distribution system.

We forecast a capital investment of roughly $3.8 billion in 2008. Debt issuances and cash from operations typically fund the bulk of these projects.

One of our most important financial goals is to maintain our current credit ratings. This keeps our financing costs low and improves our access to capital.


Shareholder Return
19.4%
13.1%
5.5%
S&P 500 Utilities Index
AEP
S&P 500 Index

favorable step toward building the proposed 600-megawatt Turk Plant was a major victory for us. We were not as fortunate when a similar plant proposal was denied in Oklahoma, so we are exploring alternatives to meet the growing demand for electricity for our Public Service Company of Oklahoma (PSO) customers.

Another goal is to keep our debt ratio below 60 percent of total capitalization. Our debt on Dec. 31, 2007, accounted for 58.5 percent of total capitalization on a credit-adjusted basis.

**The Road to Regulatory Success**

We continue to reap the benefits of the changes made in 2004 to move decision-making authority closer to our customers, regulators and other stakeholders. I firmly believe that AEP's regulatory success in 2007 can be traced to this change.

Regulators in Arkansas last fall approved construction of an ultra-supercritical, coal-fired baseload generating plant that will serve our Southwestern Electric Power Company (SWEPCO) customers. This plant, named after long-serving SWEPCO president John W. Turk, will be the first ultra-supercritical plant built in the U.S., continuing AEP's long tradition of generation technology advancement. Ultra-supercritical coal generation offers greater efficiency and emission reductions than conventional supercritical pulverized coal technology. Additional regulatory approvals are required, but this

**Fuel Diversity**


Coal/Lignite 68%
Natural Gas 23%
Nuclear 6%
Wind, Hydro & Pumped Storage 3%

AEP is among the lowest-cost providers in the regions we serve, even with approval of higher rates in some jurisdictions. We increased rates by $352 million through regulatory activity in 2007 and already have secured $390 million of the $518 million in rate changes targeted for 2008.

We are striving to reduce the lag between when we invest capital and when that investment is factored into our rate base.

Pending legislation in Ohio that would change how the state's electric utility industry is regulated is of particular significance to us because Ohio accounts for nearly one-third of AEP's retail revenues. It will directly impact the ability of our Ohio utility units, Ohio Power Company and Columbus Southern Power Company, to recover generation costs after 2008.

**The Route to Greater Sustainability**

We are increasingly focused on sustainability while safely providing reliable, cost-effective service to customers and value to shareholders.

AEP's second Corporate Sustainability Report, to be produced later this spring, will address our sustainability efforts in detail. It will be accessible at AEP.com.

By the end of 2007, we had completed more than two-thirds of the $5.4 billion program we began in 2004 to reduce emissions of sulfur dioxide, nitrogen oxide, mercury and particulates from our existing coal-fired generating fleet. Low-cost, coal-fueled generation



*AEP's barge operations transport coal for AEP and also move coal and other commodities for outside customers. Here, deckhand Jeremy Turner works on a barge on the Ohio River.*

**Our emissions-reduction investments extend the life of our coal facilities.**

**We are seeking regulatory approval to build a 629-megawatt Integrated Gasification Combined Cycle generating unit in West Virginia and another in Ohio.**

# ROAD MAP FOR A SECURE FUTURE





Harry D. Mattison Plant

represents 68 percent of our total generating capacity. We are one of the largest users of coal in the Western Hemisphere.

Our emissions-reduction investments extend the life of our coal facilities and prevent the need to prematurely retire and replace thousands of megawatts of power plants, which would cause our customers' electricity prices to increase significantly.

But we still need a certain amount of new generation to meet growing demand. We built the 340-megawatt, natural gas-fired Harry D. Mattison Plant in Arkansas in record time last year. During 2008, we plan to complete construction of 340 megawatts of natural gas generation in Oklahoma and begin work on another 1,100 megawatts in Louisiana and Arkansas. We also will start construction on a partially completed natural gas plant of 580 megawatts in Ohio that we purchased last year.

This gas-fired generation will be used mainly when electricity demand is higher than average. Natural gas accounts for 23 percent of our generating capacity.

We remain committed to Integrated Gasification Combined Cycle (IGCC) clean-coal technology. We are seeking regulatory approval to build a 629-megawatt IGCC unit in West Virginia and another in Ohio. A decision is expected soon in West Virginia, while a legal challenge related to cost recovery and the outcome of potential regulation in Ohio have delayed the process in that state. Part of IGCC's attraction is its ability to lower carbon

*We expect carbon capture, advanced storage technologies and demand-side management and energy efficiency initiatives to contribute to reducing our greenhouse gas emissions.*


AEP

dioxide ($CO_2$) and other emissions and accommodate future capture of $CO_2$ at lower capital cost and with lower efficiency losses than conventional coal technologies.

Federal proposals to address $CO_2$ are being considered in Congress. We believe the U.S. should move forward with reasonable, economy-wide carbon control legislation. We endorsed the "Low Carbon Economy Act" legislation proposed by Sen. Jeff Bingaman (D-N.M.) and Sen. Arlen Specter (R-Pa.) because it recognizes the role coal plays in our nation's energy independence. Global warming is a global issue, and we support the U.S. taking a leadership position to develop an international approach that addresses growing emissions from all nations. We strongly believe that other nations need to join this effort or the feared environmental changes will go on unabated.

AEP has taken part in policy discussions about global warming since the early 1990s. We were the first and largest U.S. utility to join the Chicago Climate Exchange (CCX), the first voluntary, legally binding greenhouse gas (GHG) emissions reduction and trading program on the continent. Since 2003, AEP has reduced or offset approximately 40 million metric tons of GHG emissions.

Over the long term, we expect carbon capture, advanced storage technologies and demand-side management and energy efficiency initiatives to contribute to reducing our GHG emissions while helping to meet increasing customer demand for electricity.

Last spring, we announced plans to install carbon-capture systems on two coal-fired plants, the first scale-up of experimental technologies to reduce $CO_2$ emissions from existing plants. We are partnering with Alstom, Battelle and Babcock & Wilcox on these projects.

One of the technologies, using Alstom's chilled ammonia process, is targeted for installation on a small scale (20 megawatts) on our Mountaineer Plant in West Virginia in 2009 and will be scaled up to commercial operation at our 450-megawatt Northeastern Station in Oklahoma in 2012. The $CO_2$ captured in West Virginia will be stored on site,


AEP PUBLIC
SERVICE
COMPANY OF
OKLAHOMA

*A highly skilled work force is key to the efficient, reliable operation of AEP's energy delivery facilities. Here, Ben Johannsen, journeyman line mechanic with Public Service Company of Oklahoma, works with a crew preparing to install a new distribution pole.*

nearly two miles underground. In Oklahoma, the captured $CO_2$ will be used for enhanced oil recovery.

We also plan to expand our use of large-scale battery technology. Last year, we established the goal of having 1,000 megawatts of advanced storage capacity on our system in the next decade. And we are exploring ways to reduce customer demand by 1,000 megawatts by 2012 through energy efficiency initiatives.

In addition, we have agreed to purchase some 4.6 million carbon credits between 2010 and 2017 from Environmental Credit Corporation as part of the first large-scale livestock methane offset program in the nation.

Increased use of renewable energy is another component of our strategy to reduce GHG emissions. We use about 800 megawatts of wind generation in our western footprint and have contracted for 275 megawatts in our eastern footprint, our first use of wind in that region. We have committed to adding a total of 1,000 megawatts of wind in the East by 2011. Wind and hydroelectric power account for 3 percent of our generating capacity, but we expect that figure to grow in the coming decades.

Because of the substantial lead time required for nuclear energy additions, we are evaluating the potential of new nuclear as a baseload option for some of our future capacity needs. Our D.C. Cook nuclear plant, which represents 6 percent of AEP's generating capacity, continues to deliver exemplary performance. We increased the capacity of both Cook units by replacing certain components and achieving other efficiency gains during major planned outages in 2006 and 2007. Additional projects are planned that will further boost capacity over the next 10 years.

AEP was among 10 global companies and the only U.S. electric utility to work on the World Business Council for Sustainable Development's Electricity Utilities Sector Project in 2007. The project goals are to identify technological solutions to global warming and to call for public policies promoting their development.

We are also helping our suppliers with their sustainability efforts. Last summer, AEP became the first electric utility to commit to being a "corporate champion" in the Green Suppliers Network program, a joint effort of the U.S. Environmental Protection Agency (EPA) and U.S. Department of Commerce. And we committed to investing at least $100 million over five years to demonstrate "green" building technologies and support development of public green spaces and environmental education as a signatory to the Clinton Global Initiative.

Shareholders, customers and the environment will benefit from a settlement AEP reached last fall with the EPA, the U.S. Department of Justice and other parties, ending nearly eight years of litigation regarding alleged Clean Air Act violations. All claims against AEP were released. The potentially significant financial risk of continuing to pursue the litigation has disappeared, and we agreed to additional environmental improvements at some of our coal-fired power plants.

**Significant Wires Investment Planned**

*TRANSMISSION*

AEP has long recognized that a robust transmission system is critical to the reliability of the U.S. electricity grid, as well as to economic growth, national security and the efficiency of wholesale power markets. Our company was the first to develop 765-kilovolt (kV) extra-high voltage transmission. We intend to use that expertise and our existing 765-kV infrastructure to create future investment opportunities.

We are advancing development of a national interstate transmission system through several projects announced or launched with partners in recent months. Such a system requires regulatory policies that promote transmission investment – including policies for allocating and recovering the associated costs.

Our transmission business strategy calls for significant investment in AEP's service territory and formation of alliances with others to invest outside of our traditional

*We intend to use our expertise in 765-kilovolt transmission, and our existing infrastructure, to create future investment opportunities.*

# VISION OF TRANSMISSION 'INTERSTATE'

footprint to allow solid investment growth in this much-needed area.

AEP is moving forward with the first phase of its I-765™ proposal announced in early 2006 for a 550-mile, 765-kV line extending from West Virginia to New Jersey. The line will lower congestion costs and transmission line losses within the PJM Interconnection, thereby saving customers millions of dollars. PJM oversees reliability of the grid in 13 eastern and Midwest states.

In 2007, AEP and Allegheny Energy formed a joint venture, Potomac-Appalachian Transmission Highline LLC (PATH), to construct the first 290 miles of the proposed I-765 line, from West Virginia into Maryland. The projected cost is $1.8 billion. PJM says the line needs to be in service by mid-2012 to address reliability concerns in the region. PATH was awarded incentive rates for the project.

Pending PJM's approval of the second leg of the I-765 project, we plan to seek a business partner to construct that section of the line.

In December 2007, Texas regulators approved our joint venture with MidAmerican Energy Holdings Company, called Electric Transmission Texas LLC (ETT). This new entity will design, build and operate transmission within the Electric Reliability Council of Texas (ERCOT). The ERCOT grid must be expanded to ensure reliability, meet growing demand and support growth of renewable generation.

We also have formed another joint venture with MidAmerican, Electric Transmission America LLC (ETA), to invest in transmission projects of 345 kV or higher in North America outside of ERCOT. We hope to start the approval process for the first ETA project by mid-2008.

AEP continues to pursue the potential for extending our 765-kV system into Michigan's Lower Peninsula. A joint study conducted with ITC Holdings Corporation recommends building three segments of 765-kV transmission totaling some 700 miles. Transmission projects in the Southwest Power Pool, where our PSO and SWEPCO territories are located, also are on the drawing board.



*DISTRIBUTION*

Enhancements to AEP's electricity distribution system continue throughout our service territory as well. We have developed an alliance with GE Energy on a multi-year plan to use advanced technologies to give customers more control over their energy usage and costs while improving system reliability. The gridSMART℠ initiative will provide data to help us boost efficiency and reduce duration of customer outages.

We expect that Oklahoma regulators this year will consider whether to accelerate funding for PSO's conversion of certain overhead lines to underground service. The conversion, which was approved by the Oklahoma Corporation Commission to improve reliability, began in 2005 and already has provided substantial customer benefits.

Our employees and contractors deserve recognition for their efforts to restore service in the wake of Oklahoma's crippling ice storms in January and December last year. Hundreds of thousands of PSO customers were affected. I cannot say enough about the dedication and sacrifice of our people who performed the restoration work.

Edison Electric Institute (EEI), the association of investor-owned electric utilities, honored PSO with its Emergency Recovery Award for 2007.

AEP also received EEI's Emergency Assistance Award for helping 10 other utility companies to restore electric service to their customers after weather-related outage events last year.

**Safety: Progress Made, More Needed**

I mentioned our noteworthy safety achievement of no employee fatalities in 2007 earlier in this letter. We aspire to a safety culture of zero fatalities and zero *harm*. We haven't reached that goal but will continue our quest.

It is with regret that I note the passing of four contract employees working on behalf of AEP last year – two in Ohio and one each in Indiana and Texas. Our condolences go out to their families.

Six AEP employees have received the Chairman's Life Saving Award in the past year. Five members of a SWEPCO line crew – Rob Gary, Brandon Guyll, Rex Kell, Richard King and Troy Merle – alerted a young mother that the roof of her home was on fire, then helped to extinguish the fire while aiding her and her baby. Jonathan Fazekas, a meter reader for PSO, rescued a woman who was being attacked by a pack of dogs.

The Chairman's Life Saving Award was introduced in 2004 to recognize our employees' extraordinary efforts to help people in life-threatening circumstances.

**Transitions**

I'm pleased to note that Thomas Hoaglin was elected to our Board of Directors in December. Tom is chairman and chief executive officer of Huntington Bancshares Inc. and a major participant in community improvement in the Central Ohio area. The management and financial insight he can bring to our board will be invaluable.

Three directors are retiring from their service on the AEP Board – Robert Fri, William (W.R.) Howell and Donald Smith. Each has brought specific skills and strengths to our efforts. And each will be sorely missed for many reasons.

Don joined our board in 1994 and has chaired the Policy Committee since 2005. Bob has been a board member since 1995 and chaired the Policy Committee from 1999 to 2004. W.R. had served on the boards of both Central & South West and AEP since 1997 and had chaired the Finance Committee since 2004. We extend our deep appreciation and best wishes to this trio of true gentlemen, who have given more to us than we could ever give to them.

We had a number of organizational and executive leadership changes in recent months to support our strategic and executive-succession goals. Carl English was named to the new post of chief operating officer, and Susan Tomasky assumed the new role of president, AEP Transmission. Bob Powers advanced to president, AEP Utilities; Brian Tierney to executive vice president, AEP East Utilities; and Dennis Welch to executive vice president, Environment, Safety & Health and Facilities.

The board and I are very dedicated to expanding the experience base of our younger executives so that AEP can continue to serve our shareholders and provide our customers with cost-effective electricity well into the future.

**The Path to Sustained Growth**

We accomplished much in 2007, and we refined and expanded our blueprint for what we want to accomplish in the future. As always, our employees across 11 states have been "front and center" in making this happen, and they will continue to be.

The path to sustained growth will be challenging, but we believe it also will be very rewarding. We look forward to our customers, our employees and our other stakeholders – including you, our valued investors – sharing in the benefits of the path we are pursuing.

Let me close by saying that this is who we are: a company that relit Tulsa, Oklahoma, in record time; one whose employees saved a woman's life by rescuing her from a house fire; and one that supports and fosters sustainability and diversity. I'm proud of the responsibility of leading this fine company and am humbled by it.



**Michael G. Morris**
Chairman, President and Chief Executive Officer

March 3, 2008



Michael G. Morris – Chairman, President and Chief Executive Officer



**AEP Board of Directors** — (From left) Lionel L. Nowell III, William R. Howell, Donald G. Smith, Ralph D. Crosby, Jr., Kathryn D. Sullivan, E.R. Brooks, Michael G. Morris, Linda A. Goodspeed, Donald M. Carlton, John P. DesBarres, Lester A. Hudson, Jr., Richard L. Sandor, Robert W. Fri

---

**Michael G. Morris,** 61
Chairman, President
and Chief Executive Officer
(2004) [E,P]

**E.R. Brooks,** 70
Retired Chairman and
Chief Executive Officer,
Central & South West Corp.
Granbury, Texas
(2000) [A,E,P]

**Dr. Donald M. Carlton,** 70
Retired President and
Chief Executive Officer,
Radian International, LLC
Austin, Texas
(2000) [H,N,P]

**Ralph D. Crosby, Jr.,** 60
Chairman and
Chief Executive Officer,
EADS North America, Inc.
Arlington, Virginia
(2006) [H,N,P]

**John P. DesBarres,** 68
Investor
Park City, Utah
(1997) [D,E,H,P]

**Robert W. Fri,** 72
Visiting Scholar,
Resources for the Future
Washington, D.C.
(1995) [D,H,P]

**Linda A. Goodspeed,** 46
Managing Partner,
Wealthstrategies Financial
Advisors, LLC
Richardson, Texas
(2005) [A,N,P]

**Thomas E. Hoaglin,** 58 *
Chairman and
Chief Executive Officer,
Huntington Bancshares, Inc.
Columbus, Ohio
(2007)

**William R. Howell,** 72
Chairman Emeritus,
J.C. Penney Company, Inc.
Dallas, Texas
(2000) [D,E,F,P]

**Dr. Lester A. Hudson, Jr.,** 68
Professor, McColl Graduate
School of Business,
Queens University of Charlotte
Charlotte, North Carolina
(1987) [A,D,E,P]

**Lionel L. Nowell III,** 53
Senior Vice President
and Treasurer,
PepsiCo, Inc.
Purchase, New York
(2004) [A,D,P]

**Dr. Richard L. Sandor,** 66
Chairman and Chief
Executive Officer,
Chicago Climate Exchange, Inc.
Chicago, Illinois
(2000) [F,N,P]

**Donald G. Smith,** 72
Retired Chairman and
Chief Executive Officer,
Roanoke Electric Steel Corp.
Roanoke, Virginia
(1994) [F,N,P]

**Dr. Kathryn D. Sullivan,** 56
Director, Battelle Center
for Mathematics and Science
Education Policy,
John Glenn School
of Public Affairs,
The Ohio State University
Columbus, Ohio
(1997) [F,N,P]

**Committees of the Board:**
The chairman is listed in ( ).

- A Audit (Brooks)
- D Directors and Corporate Governance (Hudson)
- E Executive (Morris)
- F Finance (Howell)
- H Human Resources (DesBarres)
- N Nuclear Oversight (Sullivan)
- P Policy (Smith)

** Thomas E. Hoaglin, who is not pictured above, was elected to the Board of Directors in December 2007.*

*Date in parentheses indicates year elected to Board of Directors.*



**AEP Utility Unit Presidents/Chief Operating Officers** — (From left) Helen J. Murray, J. Stuart Solomon, Charles R. Patton, Dana E. Waldo, Joseph Hamrock, Timothy C. Mosher, Venita McCellon-Allen

**American Electric Power Company, Inc.**

**Michael G. Morris**
Chairman, President and Chief Executive Officer

**Carl L. English**
Chief Operating Officer

**Robert P. Powers**
President – AEP Utilities

**Nicholas K. Akins**
Executive Vice President

**Thomas M. Hagan**
Executive Vice President

**Holly K. Koeppel**
Executive Vice President and Chief Financial Officer

**Susan Tomasky**
Executive Vice President

**Dennis E. Welch**
Executive Vice President

**Joseph M. Buonaiuto**
Senior Vice President, Controller and Chief Accounting Officer

**John B. Keane**
Senior Vice President, Secretary, Chief Compliance Officer and General Counsel

**Stephen P. Smith**
Senior Vice President

**Julie Sloat**
Treasurer

**American Electric Power Service Corporation**

**Michael G. Morris**
Chairman, President and Chief Executive Officer

**Carl L. English**
Chief Operating Officer

**Robert P. Powers**
President – AEP Utilities

**Susan Tomasky**
President – AEP Transmission

**Nicholas K. Akins**
Executive Vice President – Generation

**Thomas M. Hagan**
Executive Vice President – AEP West Utilities

**Holly K. Koeppel**
Executive Vice President and Chief Financial Officer

**Brian X. Tierney**
Executive Vice President – AEP East Utilities

**Dennis E. Welch**
Executive Vice President – Environment, Safety & Health and Facilities

**J. Craig Baker**
Senior Vice President – Regulatory Services

**John B. Keane**
Senior Vice President and General Counsel

**Barbara D. Radous**
Senior Vice President – Commercial Operations

**Stephen P. Smith**
Senior Vice President – Shared Services

**Julie Sloat**
Treasurer and Vice President – Investor Relations

**American Electric Power Utility Unit Presidents/ Chief Operating Officers**

**Joseph Hamrock**
AEP Ohio

**Venita McCellon-Allen**
Southwestern Electric Power Company

**Timothy C. Mosher**
Kentucky Power Company

**Helen J. Murray**
Indiana Michigan Power Company

**Charles R. Patton**
AEP Texas

**J. Stuart Solomon**
Public Service Company of Oklahoma

**Dana E. Waldo**
Appalachian Power Company

The following discussion is a summary analysis of our results of operations for 2007 compared with 2006 and an overview of our business outlook and financial condition. This condensed financial presentation should not be considered a substitute for the full financial statements, inclusive of footnotes and Management's Financial Discussion and Analysis of Results of Operations, provided to all shareholders as Appendix A to the Proxy Statement and included in the annual Form 10-K filing with the Securities and Exchange Commission. Appendix A and Form 10-K also contain detailed discussions of major uncertainties, contingencies, risks and other issues we face. A copy of the Form 10-K and/or Appendix A to the Proxy Statement, including the full financial statements, can be obtained by calling 1-800-551-1AEP or through the Internet at www.AEP.com.

Market Price – Common Stock



$43.13
$32.27
$42.58
$51.24
$41.67
$46.56
High
Low
Year-end
2006
High
Low
Year-end
2007


Year-End Stock Price – Five-Year Trend



$30.51
$34.34
$37.09
$42.58
$46.56
2003
2004
2005
2006
2007

We had a year of continued improvement and many accomplishments in 2007. Our total shareholder return was 13.1% and we increased our quarterly dividend 5.1% to $0.41 per share. We began construction activities for new generation projects in Oklahoma, Louisiana and Arkansas; continued work on engineering and design for new clean-coal technology IGCC plants in Ohio and West Virginia; and formed joint ventures to invest in transmission facilities in PJM, ERCOT and other regions. We sold our interest in Sweeny Cogeneration Facility and purchased 1,576 megawatts (MW) of gas-fired generating capacity in the East. We also acquired a partially completed 580-MW gas-fired generating station in Dresden, Ohio, expected to be available in 2010.

We increased revenues as a result of our significant regulatory activities in 2007. In addition to Rate Stabilization Plans (RSP) that provided Ohio with automatic annual generation rate increases, 2007 base rate increases were finalized in Virginia, Texas and Oklahoma.

### OUTLOOK FOR 2008

We remain focused on the fundamental earning power of our utilities and are committed to maintaining our credit quality in order to accomplish our strategy. To achieve our goals we plan to:

- Continue construction of more than 1,800 MW of additional new generation in Ohio, Arkansas, Louisiana and Oklahoma with commercial operation dates ranging from 2008 through 2012.
- Continue to pursue regulatory approval for our proposed IGCC plants in Ohio and West Virginia and move forward with the engineering and design of these plants.
- Aggressively seek needed rate increases by developing innovative rate-making approaches that obtain favorable resolutions to our numerous rate proceedings.
- Continue developing strong regulatory relationships through operating company interaction with the various regulatory bodies.
- Invest in transmission projects such as PATH, ETT, ETA and others to ensure competitive energy prices for electric consumers in and around congested areas.
- Maintain our strong financial condition and credit ratings.
- Control our operating and maintenance costs.

There are, nevertheless, certain risks and challenges that must be overcome, including:

- Intervention in current regulatory proceedings in Indiana, Oklahoma, Louisiana and at the Federal Energy Regulatory Commission (FERC) to keep rates down at the expense of a fair return.
- Legislative activity in Ohio regarding the future regulatory framework.
- Fuel cost volatility and fuel cost recovery, including related transportation issues.
- Wholesale market volatility.
- Plant availability.
- Weather.

#### New Generation



Projected Commercial Operation Date
Cumulative Megawatts
IGCC-Coal 1,258 MW
Ultra-supercritical Coal 600 MW*
Combined-cycle Gas 1,060 MW
Simple-cycle Gas 340 MW
2017
2012
2012
2010
2010
2008
3,258 MW
2,629 MW
2,000 MW
1,400 MW
920 MW
340 MW


* AEP plans to own 73%, or 438 MW.

#### Regulatory Activity

In 2008, our significant regulatory activities will include:

- Pursuing favorable resolutions of our pending base rate case in Indiana and E&R filings in Virginia, and improving cost recoveries in Oklahoma.
- Obtaining a successful legislative outcome regarding Ohio's future regulatory framework.
- Seeking approval for our new generation projects in Ohio, Oklahoma, West Virginia, Virginia, Arkansas, Texas and Louisiana.
- Directing legal proceedings regarding appeals related to Texas stranded cost recoveries.
- Seeking approval to construct transmission projects in ERCOT with appropriate incentives.
- Managing regulatory proceedings before the FERC seeking:
  - proper regional and super-regional transmission rates in our eastern transmission zone,
  - favorable settlement of Seams Elimination Cost Allocation rates collected subject to refund and
  - approval to construct transmission projects in PJM with appropriate incentives.

### Fuel Costs

Spot prices for coal generally increased for much of 2007, but late in the year, prices for eastern bituminous coal increased significantly. Prices for natural gas have been less volatile compared to the price spikes seen in 2005 and early 2006. Prices for fuel oil continue to be near record highs and very volatile. In 2007, we experienced a 4% increase from the prior year in delivered coal costs across the AEP System. This increase is favorable as compared to an expectation near the end of 2006 that delivered coal costs would be 7% to 9% higher. The favorable result this year is primarily due to discounts received through the purchase of synfuel at some of our facilities. We expect coal prices to increase by 13% in 2008. We continue to see increases in prices due to expiring lower-priced coal and transportation contracts being replaced with higher-priced contracts. Going forward, we have some exposure to price risk related to our open positions for coal, natural gas and fuel oil, especially since we do not have an active fuel cost recovery adjustment mechanism in Ohio, which represents approximately 20% of our fuel costs. Fuel cost adjustment rate clauses in our other jurisdictions will help offset future negative impacts of fuel price increases on our gross margins.

### Capital Expenditures

Our current projections call for capital expenditures of approximately $11.2 billion from 2008-2010. For 2008, we forecast approximately $3.8 billion in construction expenditures, excluding allowances for funds used during construction, as follows:

| | *(in millions)* |
|---|---|
| Generation | $ 1,192 |
| Distribution | 1,031 |
| Environmental | 875 |
| Transmission | 564 |
| Corporate | 168 |
| **Total Construction Expenditures** | **$ 3,830** |

**2008 Projected Capital Investment** *(in millions)*


Transmission
$564
Corporate
$168
Environmental
$875
Generation
$1,192
Distribution
$1,031

**Multi-Year Capital Investment Forecast** *(in billions)*


New Generation
Environmental
Corporate
Nuclear
Distribution
Transmission
Base Generation
$3.9
$3.8
$3.8
$3.6
2007*
2008
2009
2010

*Actual 2007 Capital Investment includes the purchase of Lawrenceburg and Darby plants.

Amounts presented exclude AFUDC, gridSMART℠ and Joint Venture (JV) transmission projects. Estimated JV transmission investment through 2010 is $255 million, including $35 million in 2008.

## RESULTS OF OPERATIONS

While our Utility Operations segment remains our primary business segment, our two other segments include MEMCO Operations and Generation and Marketing.

**Utility Operations:**

- Generation of electricity for sale to U.S. retail and wholesale customers.
- Electricity transmission and distribution in the U.S.

**MEMCO Operations:**

- Barging operations that annually transport approximately 35 million tons of coal and dry bulk commodities primarily on the Ohio, Illinois and lower Mississippi rivers. Approximately 39% of the barging is for agricultural products, 30% for coal, 14% for steel and 17% for other commodities.

**Generation and Marketing:**

- Wind farms and marketing and risk management activities primarily in ERCOT.

AEP Consolidated Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change in 2007 increased $152 million compared to 2006. The following is a discussion of segment results:

### Utility Operations

Our Utility Operations' Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change of $1,031 million in 2007 was essentially flat when compared to 2006. Favorable variances were due to increased retail margins resulting from new rates implemented in Ohio, Virginia, West Virginia, Kentucky, Texas and Oklahoma as well as increases related to weather, residential and commercial usage, and customer growth. Other favorable variances were due to the return of a major industrial customer in Ohio and increased sales to municipal, cooperative and other wholesale customers primarily resulting from new power supply contracts. Incremental margins were also realized from off-system sales due to higher trading margins and favorable fuel recovery adjustments in our western territory. These favorable variances were essentially offset by increased PJM costs; increased operation and maintenance expenses primarily due to storm restoration expenses in Oklahoma, plant outages and the New Source Review settlement; increased interest expense due to additional debt issuances and higher rates on variable debt; and the receipt of a lower earnings-sharing payment from Centrica (the final payment from a multi-year earnings-sharing agreement established in 2002 when AEP sold its Texas retail electricity providers to Centrica).

**Utility Revenues by Class** *(in millions)*



$3,486
$3,688
$3,991
2005
2006
2007
Residential
$2,468
$2,643
$2,906
2005
2006
2007
Commercial
$2,211
$2,422
$2,674
2005
2006
2007
Industrial
$2,313
$2,624
$2,148
2005
2006
2007
Wholesale


**MEMCO Operations**

Our MEMCO Operations' Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change decreased from $80 million in 2006 to $61 million in 2007. Although MEMCO operated approximately 10% more barges in 2007 than 2006, revenue remained flat as reduced imports, primarily steel and cement, continued to depress freight rates and reduce northbound loadings. Operating expenses were up for 2007 compared to 2006 primarily due to the cost of the increased fleet size, rising fuel costs and wage increases.

**Generation and Marketing**

Our Generation and Marketing Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change increased from $12 million in 2006 to $67 million in 2007. The increase primarily related to $37 million of after-tax income from the sale of our equity interest in Sweeny and related contracts. Revenues increased primarily due to existing ERCOT energy contracts and favorable marketing contracts with municipalities and cooperatives in ERCOT. The increase in revenues was partially offset by increased purchased power and operating expenses.

**All Other**

Loss Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change from All Other decreased from $128 million in 2006 to $15 million in 2007. The decrease in the loss primarily relates to a $136 million after-tax impairment in 2006 of the Plaquemine Cogeneration Facility, which was sold to Dow Chemical Company during the fourth quarter of 2006.

## FINANCIAL CONDITION

We measure our financial condition by the strength of our balance sheet and the liquidity provided by our cash flows. During 2007, we maintained our strong financial condition as reflected by the following actions and events:

- We maintained stable credit ratings across the AEP System, including our rated subsidiaries; however, in January 2008, certain of our subsidiaries were placed on negative outlook and one was downgraded one notch.
- We issued $2.6 billion of long-term debt primarily to fund our construction program and retire debt maturities.

Our ratio of debt to total capital increased, as planned, from 59.1% to 60.7% on a GAAP basis in 2007 due to increased borrowing to support our construction program.

Average basic shares outstanding increased to 399 million in 2007 from 394 million in 2006 primarily due to the issuance of shares under our incentive compensation and dividend reinvestment plans.

## Condensed Consolidated Balance Sheets

At December 31 (In Millions)

| | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $178 | $301 |
| Other Temporary Investments | 365 | 425 |
| Accounts Receivable | 1,117 | 1,040 |
| Other Current Assets | 1,392 | 1,822 |
| **Total Current Assets** | 3,052 | 3,588 |
| Property, Plant and Equipment | 46,145 | 42,021 |
| Accumulated Depreciation and Amortization | (16,275) | (15,240) |
| **Net Property, Plant and Equipment** | 29,870 | 26,781 |
| Regulatory Assets | 2,199 | 2,477 |
| Other Noncurrent Assets | 5,245 | 5,097 |
| Assets Held for Sale | — | 44 |
| **Total** | $40,366 | $37,987 |
| **Liabilities and Shareholders' Equity** | | |
| Accounts Payable | $1,324 | $1,360 |
| Short-term Debt and Long-term Debt Due Within One Year | 1,452 | 1,287 |
| Other Current Liabilities | 2,431 | 2,809 |
| **Total Current Liabilities** | 5,207 | 5,456 |
| Long-term Debt | 14,202 | 12,429 |
| Deferred Income Taxes | 4,730 | 4,690 |
| Regulatory Liabilities and Deferred Investment Tax Credits | 2,952 | 2,910 |
| Other Noncurrent Liabilities | 3,135 | 3,029 |
| **Total Liabilities** | 30,226 | 28,514 |
| Cumulative Preferred Stock Not Subject to Mandatory Redemption | 61 | 61 |
| Common Shareholders' Equity | 10,079 | 9,412 |
| **Total** | $40,366 | $37,987 |

*Full disclosure of all financial information is included in Appendix A to the Proxy Statement.*

## Condensed Consolidated Statements of Income

Year Ended December 31

(In Millions–Except Per-share Amounts)

| | 2007 | 2006 | Variance |
|---|---|---|---|
| **Revenues** | $13,380 | $12,622 | $758 |
| **Expenses:** | | | |
| Fuel and Purchased Energy | 4,967 | 4,673 | 294 |
| Other Operation and Maintenance | 3,867 | 3,639 | 228 |
| Gain on Disposition of Assets, Net | (41) | (69) | 28 |
| Asset Impairments and Other Related Charges | — | 209 | (209) |
| Depreciation and Amortization | 1,513 | 1,467 | 46 |
| Taxes Other Than Income Taxes | 755 | 737 | 18 |
| **Total Expenses** | 11,061 | 10,656 | 405 |
| **Operating Income** | 2,319 | 1,966 | 353 |
| Investment Income and Allowance for Equity Funds Used During Construction | 84 | 129 | (45) |
| Carrying Costs Income | 51 | 114 | (63) |
| Gain on Disposition of Equity Investments, Net | 47 | 3 | 44 |
| Interest and Other Charges | (844) | (735) | (109) |
| **Income Before Income Tax Expense and Other, Net** | 1,657 | 1,477 | 180 |
| Income Tax Expense | (516) | (485) | (31) |
| Other, Net | 3 | — | 3 |
| **Income Before Discontinued Operations and Extraordinary Loss** | 1,144 | 992 | 152 |
| **Discontinued Operations, Net of Tax** | 24 | 10 | 14 |
| **Income Before Extraordinary Loss** | 1,168 | 1,002 | 166 |
| **Extraordinary Loss, Net of Tax** | 79 | — | 79 |
| **Net Income** | $1,089 | $1,002 | $87 |
| **Weighted Average Number of Basic Shares Outstanding** | 399 | 394 | 5 |
| **Total Basic Earnings Per Share** | $2.73 | $2.54 | $0.19 |
| **Weighted Average Number of Diluted Shares Outstanding** | 400 | 396 | 4 |
| **Total Diluted Earnings Per Share** | $2.72 | $2.53 | $0.19 |
| **Cash Dividends Paid Per Share** | $1.58 | $1.50 | $0.08 |

## Condensed Consolidated Statements of Cash Flows

Year Ended December 31 (In Millions)

| | 2007 | 2006 |
|---|---|---|
| **Operating Activities** | | |
| **Net Income** | $1,089 | $1,002 |
| Less: Discontinued Operations, Net of Tax | (24) | (10) |
| **Income Before Discontinued Operations** | 1,065 | 992 |
| Depreciation and Amortization | 1,513 | 1,467 |
| Extraordinary Loss, Net of Tax | 79 | — |
| Asset Impairments, Investment Value Losses and Other Related Charges | — | 209 |
| Carrying Costs Income | (51) | (114) |
| Fuel Over/Under-Recovery, Net | (117) | 182 |
| Adjustments for Other Noncash Items and Working Capital | (101) | (4) |
| **Net Cash Flows From Operating Activities** | 2,388 | 2,732 |
| **Investing Activities** | | |
| Construction Expenditures | (3,556) | (3,528) |
| Change in Other Temporary Investments, Net | (114) | (33) |
| Acquisition of Assets | (512) | — |
| Proceeds from Sales of Assets | 222 | 186 |
| Other, Net | 39 | (368) |
| **Net Cash Flows Used For Investing Activities** | (3,921) | (3,743) |
| **Financing Activities** | | |
| Issuance of Common Stock | 144 | 99 |
| Change in Short-term Debt, Net | 642 | 7 |
| Change in Long-term Debt, Net | 1,260 | 1,413 |
| Dividends Paid on Common Stock | (630) | (591) |
| Other | (6) | (17) |
| **Net Cash Flows From Financing Activities** | 1,410 | 911 |
| **Net Decrease in Cash and Cash Equivalents** | (123) | (100) |
| **Cash and Cash Equivalents at Beginning of Period** | 301 | 401 |
| **Cash and Cash Equivalents at End of Period** | $178 | $301 |

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American Electric Power Company, Inc.:

We have audited the consolidated balance sheets of American Electric Power Company, Inc. and subsidiary companies (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in common shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated February 28, 2008, expressing unqualified opinions, and with respect to the report on the consolidated financial statements, including an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," effective January 1, 2007, FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006, and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," effective December 31, 2005, (which are not included herein) are included in Appendix A to the proxy statement for the 2008 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2007 and 2006, and the related condensed consolidated statements of income and of cash flows for the years then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Columbus, Ohio
February 28, 2008

## Management's Report on Internal Control Over Financial Reporting

The management of American Electric Power Company, Inc. and subsidiary companies (AEP) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AEP's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. AEP management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, the Company's internal control over financial reporting was effective as of December 31, 2007.

AEP's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting. The Report of Independent Registered Public Accounting Firm appears in Appendix A to the Proxy Statement.

## Shareholder Information

**Corporate Headquarters**
1 Riverside Plaza
Columbus, OH 43215-2373
614-716-1000

AEP is incorporated in the State of New York.

**Annual Meeting** – The 101st annual meeting of shareholders of American Electric Power Company will be held at 9:30 a.m., Eastern Daylight Time, Tuesday, April 22, 2008, at The Hotel Roanoke & Conference Center, 110 Shenandoah Avenue, Roanoke, Virginia. Admission is by ticket only. If you are a registered holder, a ticket to the shareholder meeting will be on the Shareholder Meeting Notice that will be mailed to you. If you request a Proxy Material Package be mailed to you, the Admission Ticket will be on your Proxy Card. You may also call the Company for an Admission Ticket. If you hold your shares through a broker, please bring proof of share ownership as of the record date.

**Inquiries Regarding Your Stock Holdings** – Registered shareholders (shares that you own, in your name) should contact the Company's transfer agent, listed below, if you have questions about your account, address changes, stock transfer, lost certificates, direct deposits, dividend checks and other administrative matters. You should have your Social Security number or account number ready; the transfer agent will not speak to third parties about an account without the shareholder's approval or appropriate documents.

**Transfer Agent & Registrar**
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone Response Group: 1-800-328-6955
Internet address: www.computershare.com/investor
Hearing Impaired #: TDD: 1-800-952-9245

**Beneficial Holders** – (Stock held in a bank or brokerage account) – When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name, and this is sometimes referred to as "street name" or a "beneficial owner." AEP does not know the identity of individual shareholders who hold their shares in this manner; we simply know that a broker holds a certain number of shares which may be for any number of customers. If you hold your stock in street name, you receive all dividend payments, annual reports and proxy materials through your broker. Therefore, questions about your account should be directed to your broker.

**Internet Access to Your Account** – If you are a registered shareholder, you can access your account information through the Internet at www.computershare.com/investor.

**Dividend Reinvestment and Direct Stock Purchase Plan** – A Dividend Reinvestment and Direct Stock Purchase Plan is available to all investors. It is an economical and convenient method of purchasing shares of AEP common stock, through initial cash investments, cash dividends and/or additional optional cash purchases. You may obtain the Plan prospectus and enrollment authorization form by contacting the transfer agent.

**Stock Exchange Listing** – The Company's common stock is traded principally on the New York Stock Exchange under the ticker symbol AEP. AEP stock has been traded on the NYSE for 59 years.

**Dividends** – The Company paid $1.58 in cash dividends on common stock in 2007, all of which are taxable for federal income tax purposes. The Company paid 39 cents per share in the first three quarters and 41 cents in the fourth quarter. AEP normally pays dividends on common stock four times a year, generally around the 10th of March, June, September and December. AEP has paid 391 consecutive quarterly dividends on common stock beginning in 1910.

**Number of Shareholders** – As of December 31, 2007, there were approximately 105,000 registered shareholders and approximately 290,000 shareholders holding stock in street name through a bank or broker. There were 400,426,704 shares outstanding at December 31, 2007.

**Internet Home Page** – Information about AEP, including financial documents, Securities and Exchange Commission (SEC) filings, news releases, investor presentations, shareholder information and customer service information, is available on the Company's home page on the Internet at www.AEP.com.

**Financial and Other Information** – Earnings and other financial results, corporate news and company information are available from Shareholder Direct at 1-800-551-1AEP (1237) anytime day or night. Hard copies of these materials can be obtained via fax or mail. Requests for annual reports, 10-K's, 10-Q's, Proxy Statements and Summary Annual Reports should be made through Shareholder.com. This same information is also available on our website at www.AEP.com.

**Financial Community Inquiries** – Institutional investors or securities analysts who have questions about the Company should direct inquiries to Bette Jo Rozsa, 614-716-2840, bjrozsa@AEP.com; Julie Sherwood, 614-716-2663, jasherwood@AEP.com; or Matthew Dryden, 614-716-3088, mjdryden@AEP.com. Individual shareholders should contact Kathleen Kozero, 614-716-2819, klkozero@AEP.com, or April Dawson, 614-716-2591, addawson@AEP.com.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215

**Receive Annual Reports and Proxy Materials Electronically** – You can receive future annual reports, proxy statements and proxies electronically rather than by mail. If you are a registered holder, log on to www.econsent.com/aep. If you hold your shares in street name, contact your broker.

**Corporate Governance** – American Electric Power submitted its Annual Certification of the Chief Executive Officer to the New York Stock Exchange regarding the New York Stock Exchange corporate governance listing standards on May 16, 2007. AEP filed its Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 28, 2008.

**This report made by AEP and its Registrant Subsidiaries contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although AEP and each of its Registrant Subsidiaries believe that their expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and rusults to be materially different from those projected. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are:**

Electric load and customer growth.

Weather conditions, including storms.

Available sources and costs of, and transportation for, fuels and the creditworthiness and performance of fuel suppliers and transporters.

Availability of generating capacity and the performance of our generating plants.

Our ability to recover regulatory assets and stranded costs in connection with deregulation.

Our ability to recover increases in fuel and other energy costs through regulated or competitive electric rates.

Our ability to build or acquire generating capacity (including our ability to obtain any necessary regulatory approvals and permits) when needed at acceptable prices and terms and to recover those costs through applicable rate cases or competitive rates.

New legislation, litigation and government regulation including requirements for reduced emissions of sulfur, nitrogen, mercury, carbon, soot or particulate matter and other substances.

Timing and resolution of pending and future rate cases, negotiations and other regulatory decisions (including rate or other recovery of new investments in generation, distribution and transmission service and environmental compliance).

Resolution of litigation (including disputes arising from the bankruptcy of Enron Corp. and related matters).

Our ability to constrain operation and maintenance costs.

The economic climate and growth in our service territory and changes in market demand and demographic patterns.

Inflationary and interest rate trends.

Volatility in the financial markets, particularly developments affecting the availability of capital on reasonable terms and developments impairing our ability to refinance existing debt at attractive rates.

Our ability to develop and execute a strategy based on a view regarding prices of electricity, natural gas and other energy-related commodities.

Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading market.

Actions of rating agencies, including changes in the ratings of debt.

Volatility and changes in markets for electricity, natural gas, coal, nuclear fuel and other energy-related commodities.

Changes in utility regulation, including the potential for new legislation in Ohio and the allocation of costs within regional transmission organizations.

Accounting pronouncements periodically issued by accounting standard-setting bodies.

The impact of volatility in the capital markets on the value of the investments held by our pension, other postretirement benefit plans and nuclear decommissioning trust.

Prices for power that we generate and sell at wholesale.

Changes in technology, particularly with respect to new, developing or alternative sources of generation.

Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes and other catastrophic events.

*The registrants expressly disclaim any obligation to update any forward-looking information.*

## AEP AT A GLANCE

American Electric Power is one of the largest electric utilities in the United States, delivering electricity to more than 5 million customers in 11 states. AEP ranks among the nation's largest generators of electricity, owning nearly 38,000 megawatts of generating capacity in the U.S. AEP also owns the nation's largest electricity transmission system, a nearly 39,000-mile network that includes more 765-kilovolt extra-high voltage transmission lines than all other U.S. transmission systems combined.

The company owns approximately 213,000 miles of overhead and underground distribution lines.

AEP controls more than 8,400 rail cars, more than 2,650 barges and 52 towboats; operates a coal-handling terminal with 20 million tons of capacity; and consumes approximately 76 million tons of coal annually.

AEP's utility units operate as AEP Ohio, AEP Texas, Appalachian Power (in Virginia and West Virginia), AEP Appalachian Power (in Tennessee), Indiana Michigan Power, Kentucky Power, Public Service Company of Oklahoma, and Southwestern Electric Power Company (in Arkansas, Louisiana and east Texas).

The company is based in Columbus, Ohio.

The photograph on page 1 features AEP employees from a variety of company offices and operations. Pictured are Craig Baker, Christopher L. Brown, Marilyn Chalfant, Robert Charles, Anthony Clarke, Jason Clifton, Todd Clippinger, Debbie Davis, John R. Davis, Romeo Davis, Jay Dinges, Ron Coup, Michelle Emmers, Carl English, Jason Fabynick, Dale Goodwin, Mark Griffith, Tom Hagan, Linda Hanlon, Tabreille Harris, Kari Hauser, Matt Hobbs, LaRocque Jackson, Charley H. Johnson, Kellie Jones, Tim Kackley, David Klapp, Kyle Koblitz, Bunty Kumar, William Linkous, Xin Liu, John Mandeville, Rob Mills, Cliff Moritz, Mike Morris, Dorothy Norman, Brenda O'Bryan, Bob Powers, Barbara Radous, Jeff Robinson, Veronica Scott, Stephen P. Smith, Charles Spires, Jason E. Stacy, Travis Tapply, Talia Taylor, Brian Tierney, Susan Tomasky, Brent Walters, James Warren, Rob Waterman, Darvin Williams, Marc Williams, Michelle Wynn and Jeremy Yoder.


Printed on recycled paper 

**American Electric Power**
**1 Riverside Plaza**
**Columbus, OH 43215**
**614-716-1000**
**www.AEP.com**

END